                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                      EXPRESS AMERICA HOLDINGS CORPORATION
                      (formerly First Western Corporation)
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   302174107
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                             John M. Holliman, III
                     6155 North Scottsdale Road, Suite 100
                           Scottsdale, Arizona 85250
                                 (602) 661-6600
--------------------------------------------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                               September 27, 1996
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box | |.

Check the following box if a fee is being paid with this statement | |. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
_________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 Pages

CUSIP NO.   302174 10 7
            -----------
                                      13D

-------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Arizona Growth Partners, L.P.; EIN #86-0726395

-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) / /
                                                                     (b) / /

-------------------------------------------------------------------------------
 3.      SEC USE ONLY


-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                   / /


-------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware, United States
-------------------------------------------------------------------------------
          NUMBER OF                7.      SOLE VOTING POWER
           SHARES
        BENEFICIALLY                       308,778
          OWNED BY                 --------------------------------------------
            EACH                   8.      SHARED VOTING POWER
          REPORTING
           PERSON                          0
            WITH                   --------------------------------------------
                                   9.      SOLE DISPOSITIVE POWER

                                           308,778
                                   --------------------------------------------
                                   10.     SHARED DISPOSITIVE POWER

                                           0
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         308,778
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                    / /


-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.00%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

        PN

-------------------------------------------------------------------------------

                               Page 2 of 8 Pages

CUSIP NO.   302174 10 7

                                      13D
-------------------------------------------------------------------------------
1.          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            AGP Management, L.P.; EIN #86-0726397
-------------------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
                                                                       (b) / /

-------------------------------------------------------------------------------
3.          SEC USE ONLY


-------------------------------------------------------------------------------
4.          SOURCE OF FUNDS

            AF
-------------------------------------------------------------------------------
5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                          / /


--------------------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware, United States
--------------------------------------------------------------------------------

          NUMBER OF                7.       SOLE VOTING POWER
           SHARES
        BENEFICIALLY                        308,778
          OWNED BY                 --------------------------------------------
            EACH                   8.       SHARED VOTING POWER
          REPORTING
           PERSON                           0
            WITH                   --------------------------------------------
                                   9.       SOLE DISPOSITIVE POWER

                                            308,778
                                   --------------------------------------------
                                   10.      SHARED DISPOSITIVE POWER

                                             0
-------------------------------------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            308,778
-------------------------------------------------------------------------------
12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                          / /


-------------------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.00%
--------------------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON

            PN
--------------------------------------------------------------------------------


                               Page 3 of 8 Pages

CUSIP NO.   302174 10 7
            -----------

                                      13D
------------------------------------------------------------------------------
    1.      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John M. Holliman, III; SSN ###-##-####
-------------------------------------------------------------------------------
    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
                                                                       (b) / /

-------------------------------------------------------------------------------
    3.      SEC USE ONLY


-------------------------------------------------------------------------------
    4.      SOURCE OF FUNDS

            AF
-------------------------------------------------------------------------------
    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                          / /


--------------------------------------------------------------------------------
    6.      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware, United States
--------------------------------------------------------------------------------
          NUMBER OF                 7.       SOLE VOTING POWER
           SHARES
        BENEFICIALLY                         308,778
          OWNED BY                          ---------------------------------
            EACH                    8.       SHARED VOTING POWER
          REPORTING
           PERSON                            0
            WITH                            ---------------------------------
                                     9.      SOLE DISPOSITIVE POWER

                                             308,778
                                            ---------------------------------
                                    10.      SHARED DISPOSITIVE POWER

                                             0
-------------------------------------------------------------------------------
   11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            308,778
-------------------------------------------------------------------------------
   12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                          / /


-------------------------------------------------------------------------------
   13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.00%
--------------------------------------------------------------------------------
   14.      TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------


                               Page 4 of 8 Pages

ITEM 1.         SECURITY AND ISSUER.

        This Schedule 13D relates to shares of common stock, $.01 par value (the "Common Stock") of Express America Holdings Corp., a Delaware corporation ("EXAM"), formerly First Western Corporation, whose executive offices are located at 9060 East Via Linda Street, Scottsdale, Arizona 85258.

ITEM 2.         IDENTITY AND BACKGROUND.

        This Schedule 13D is filed on behalf of Arizona Growth Partners, L.P., a Delaware limited partnership ("AGP"), AGP Management, L.P., a Delaware limited partnership ("AGP Management"), and John M. Holliman III. Pursuant to Instruction C to Schedule 13D, the following sets forth the required information regarding the reporting persons:

               Name:                   Arizona Growth Partners, L.P.
               State of Organization:  Delaware
               Principal Business:     Venture capital investments
               Address of Principal
               Business and Office:    6155 N. Scottsdale Rd., Suite 100
                                       Scottsdale, Arizona 85250

               Name:                   AGP Management, L.P.
               State of Organization:  Delaware
               Principal Business:     Management of private venture
                                       capital funds
               Address of Principal
               Business and Office;    6155 N. Scottsdale Rd., Suite 100
                                       Scottsdale, Arizona 85250

               Name:                   John M. Holliman, III
               Principal Occupation:   General partner, AGP Management, L.P.
                                       (a manager of private venture capital
                                       funds) and an investment manager.
                                       Mr. Holliman is also a director of EXAM.
               Business Address:       6155 N. Scottsdale Rd., Suite 100
                                       Scottsdale, Arizona 85250
               Citizenship:            United States

        During the last five years, the persons mentioned above have not
(i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        AGP initially used $2,741,536 of its working capital to purchase the 268,278 shares of Common Stock of EXAM on February 25, 1993. Because the shares of Common Stock acquired were restricted securities, the purchase

                               Page 5 of 8 Pages
price was less than the market price for publicly traded EXAM Common Stock on the date the parties determined the purchase price. Between December 22, 1994 and January 5, 1996, AGP purchased an additional 40,000 shares of Common Stock of EXAM at the market price using working capital funds.

        On September 27, 1996, EXAM repurchased 1,017,730 shares of its common stock, thereby increasing the percentage of the shares owned by AGP.

ITEM 4.         PURPOSE OF TRANSACTION.

        The purpose of the acquisition of the Common Stock of EXAM is for investment only. Neither AGP, AGP Management, or Mr. Holliman have any present intention of engaging in any transaction described in Item 4 of Schedule 13D. The transaction for which this Amendment No. 1 to Schedule 13D is being filed involved EXAM's repurchase of its own shares and did not involve an acquisition or disposition of shares by AGP.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

        The information set forth below relates to the beneficial ownership by the reporting persons of the Common Stock of EXAM.

AGP
---

        (i)     Aggregate number of shares:     308,778
       (ii)     Percentage of class:        8.00%
      (iii)     Sole voting power:              308,778
       (iv)     Shared voting power:                  0
        (v)     Sole dispositive power:         308,778
       (vi)     Shared dispositive power:       0

AGP Management
-------------

        (i)     Aggregate number of shares:     308,778
       (ii)     Percentage of class:        8.00%
      (iii)     Sole voting power:              308,778
       (iv)     Shared voting power:                  0
        (v)     Sole dispositive power:         308,778
       (vi)     Shared dispositive power:       0

John M. Holliman, III
---------------------

        (i)     Aggregate number of shares:     308,778
       (ii)     Percentage of class:        8.00%
      (iii)     Sole voting power:              308,278
       (iv)     Shared voting power:                  0
        (v)     Sole dispositive power:         308,278
       (vi)     Shared dispositive power:       0


                               Page 6 of 8 Pages

        Pursuant to an Asset Purchase Agreement between AGP and Valley National Investors, Inc., an Arizona corporation, dated February 23, 1993, AGP purchased 268,778 shares of Common Stock of EXAM. The purchase price in the transaction was $2,741,536.

        On the following dates, AGP purchased shares of EXAM in the following amounts at the market price: December 22, 1994 (5,000); December 27, 1994 (6,000); December 29, 1994 (5,000); December 30, 1994 (7,000); November 3, 1995
(4,000); January 4, 1996 (3,000); and January 5, 1996 (10,000).

        None of the persons identified in Item 2 has effected any transactions in the Common Stock of EXAM during the last sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Not applicable.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

        Written agreement relating to filing of a joint statement (previously filed).







                               Page 7 of 8 Pages

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete, and correct.

                                        ARIZONA GROWTH PARTNERS, L.P.

                                        By:  AGP Management, L.P.

                                        Its: General partner

                                        By: /s/ John M. Holliman, III
                                            --------------------------
                                              John M. Holliman, III

                                        Its:  General Partner
                                             -------------------------

                                        Date: December 9, 1996

                                        AGP MANAGEMENT, L.P.

                                        By: /s/ John M. Holliman, III
                                            --------------------------
                                              John M. Holliman, III

                                        Its:  General Partner
                                             -------------------------

                                        Date: December 9, 1996

                                        By: /s/ John M. Holliman, III
                                            --------------------------
                                              John M. Holliman, III


                                        Date: December 9, 1996



                               Page 8 of 8 Pages